Filed by VeriFone Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lipman Electronic Engineering Ltd.

Commission File No.: 000-50544

To Our Valued Customers:

VeriFone Holdings, Inc. on Monday, April 10, announced a definitive agreement to acquire Lipman, the Rosh Haayin, Israel-based provider of electronic payment systems. We are very excited with this acquisition and the opportunities it presents. Customers of both companies will benefit from a stronger, more reliable, more innovative and better connected company that will deliver the VeriFone Difference in ways not possible prior to the acquisition.

As we move into this new era, I want to assure you that the continuity of your business is first and foremost and we are fully committed to supporting and aggressively growing the Vx Solutions, Nurit and Omni product lines going forward. In fact, with a dramatically expanded product portfolio, customers can now seamlessly experience the VeriFone Difference with:

• Unmatched portable solutions encompassing CDMA, GPRS, Wi-Fi and Bluetooth wireless technologies that open up new market opportunities and bring electronic payments directly to the consumer wherever they may be.

• A full range of highly secure consumer-facing devices that promote the usage of online debit and enhance merchant-to-consumer messaging and promotion.

• A full range of dial, IP-based, single or multi-application countertop systems that are easy to sell and provide numerous merchant benefits that drive up-selling opportunities.

• A secure family of payments-enabled Electronic Cash Register systems that open up new possibilities for convergence of retail management and payments for small merchants.

• A full range of secure self-service, kiosk and ATM solutions that will allow you to capitalize on the growing trend for electronic payment acceptance in unattended environments.

In addition, customers of both companies can expect enhanced support, service, responsiveness and innovative thinking from the combination of the best, brightest and most experienced personnel from two of the leading companies in our industry.

VeriFone and Lipman are the fastest growing among the leading providers of point of sale electronic payment technologies and this acquisition will extend VeriFone’s leadership in many countries around the globe. Geographically the two companies are complementary, and will be the number one player in North America and Emerging Markets and number one or two in most key markets worldwide. Following the acquisition, VeriFone will become the largest global provider of electronic payment solutions and services. This scale will allow VeriFone to capitalize on the accelerating growth in the emerging markets, as well as demand for increased security, and IP-based and wireless payment systems both domestically and abroad.

We are working quickly to finalize the composition of our larger sales force and support infrastructure going forward, but you should continue to rely on your existing relationships. Any changes or transitions will be communicated to you well in advance.

Closing is expected to occur in VeriFone’s fiscal fourth quarter ending October 31, 2006.

Thank you,

Doug Bergeron

VeriFone Chairman & CEO

VeriFone | 2099 Gateway Place | Suite 600 | San Jose | California | 95110

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NOTE:  In connection with the proposed transaction, VeriFone intends to file a registration statement on Form S-4, including a proxy statement of VeriFone, with the Securities and Exchange Commission (the “SEC”). Investors and securityholders are urged to read the registration statement, including the proxy statement (and all amendments and supplements to it) and other materials that VeriFone may file with the SEC when they become available, because they contain important information. Investors and securityholders will be able to obtain free copies of the registration statement, including the proxy statement, as well as VeriFone’s other filings, without charge, at the SEC’s Web site (www.sec.gov) when they become available. Copies of VeriFone’s filings may also be obtained without charge from VeriFone at VeriFone’s Web site (www.verifone.com) or by directing a request to:  VeriFone Holdings Inc., 2099 Gateway Place, Suite 600, San Jose, CA  95110 (Tel:  +1-408-232-7800, Attention:  Director, Corporate Development & IR).

VeriFone, Lipman and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding VeriFone’s directors and executive officers is available in VeriFone’s 2005 Annual Report on Form 10-K filed with the SEC on December 20, 2005 and VeriFone’s preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 17, 2006, and information regarding Lipman’s directors and executive officers is available in Lipman’s 2005 Annual Report on Form 20-F filed with the SEC on March 9, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and proxy statement, and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the markets for products, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of VeriFone Holdings, Inc. and Lipman Electronic Engineering Inc. and are subject to significant risks and uncertainties outside of our control. There is no assurance the transaction contemplated in this release will be completed at all, or completed upon the same terms and conditions described.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of VeriFone stockholders to approve the issuance of VeriFone common shares or the failure of Lipman shareholders to approve the merger; the risk that the businesses of VeriFone and Lipman will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that may affect future results are contained in VeriFone’s and Lipman’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither VeriFone nor Lipman is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise